File No. 333-41672
--------------------------------------------------------------------------------
       As filed with the Securities & Exchange Commission on July 18, 2001
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                        POST EFFECTIVE AMENDMENT NO. 3 TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                         ABOVE AVERAGE INVESTMENTS, LTD.
                 (Name of small business issuer in its charter)

          Nevada                           6770                   98-0204736
 (State or jurisdiction of     (Primary Standard Industrial     (IRS Employer
incorporation or organization)     Identification No.)       Classification Code
                                                                       No.)

                              --------------------

                     Suite 104, 1456 St. Paul St., Kelowna,
                        British Columbia, Canada V1Y 2E6
 (Address of principal place of business or intended principal place of business
                              --------------------
                                Devinder Randhawa
                         Above Average Investments, Ltd.
                      Suite 104, 1456 St. Paul St., Kelowna
                        British Columbia, Canada V1Y 2E6
                               (250) 868-8177 tel.
            (Name, address and telephone number of agent for service)
                            -------------------------

                                Copies to:
   Antoine M. Devine, Esq.                     Michael D. Karsch, Esq.
   Foley & Lardner                             Quick-Med Technologies, Inc.
   One Maritime Plaza, 6th Floor                Boca Raton, Florida 33431
   San Francisco, CA 94111                     (561) 620-9234
   (415) 438-6456

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                              CALCULATION OF REGISTRATION FEE

------------------------- --------------- ---------------------------- --------------------------- -------------------
 Title of each class of    Amount to be    Proposed maximum offering        Proposed maximum           Amount of
    securities to be        registered        price per unit (1)        aggregate offering price    registration fee
       registered
------------------------- --------------- ---------------------------- --------------------------- -------------------
Common Stock,
 par value $0.0001           2,500,000                $.05                       $125,000               $56.00(2)
------------------------- --------------- ---------------------------- --------------------------- -------------------
     (1) Estimated solely for the purpose of calculating the registration fee and pursuant to Rule 457.
----------------------------------------------------------------------------------------------------------------------
     (2) Previously paid.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE

      This Post Effective Amendment No. 3 to Registration Statement is being filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended, solely to add exhibits to Registration Statement on Form SB-2 (File No. 333-41672) filed by Above Average Investments, Ltd. on July 13, 2001. No other changes to said Registration Statement have been effected by this Post Effective Amendment No. 3.

Item 27.  Exhibits

2.1**    Merger Agreement dated March 19, 2001 between Above Average Investments
           Ltd. and Quick-Med Technologies, Inc.
3.1*     Articles of Incorporation
3.2*     Amendment to Articles of Incorporation
3.3*     Bylaws
4.1*     Specimen Informational Statement
4.1.2**  Share Purchase Agreement
5.1**    Opinion  of Foley & Lardner with respect
         to the legality of the shares being registered
10.1**   Quick-Med's MMP License Agreement
10.1.1   Amendment to Merger Agreement
10.2**   Form of Quick-Med Stock Option Plan
23.1.1** Consent of Kish, Leake & Associates, P.C.
23.1.2** Consent of Cordovano & Harvey, P.C.
23.1.3** Consent Daszkal Bolton Manela Devlin & Co.
23.2**   Consent of Evers & Hendrickson LLP (included in Exhibit 5.1)
23.3.1** Consent of Michael R. Granito, Ph.D.
23.3.2** Consent of David S. Lerner
23.3.3** Consent of Paul G. Cerjan, Lt. Gen./Ret.
23.3.4** Consent of George E. Friel, Maj. Gen./Ret.
23.3.5** Consent of Gerald M. Olderman, Ph.D.
23.3.6** Consent of Gregory S. Schultz, Ph.D.
23.3.7** Consent of Michael D. Karsch
99.1**   Escrow Agreement
99.2**   Form of Reconfirmation Letter

*        Incorporated by reference to Form 10-SB, File No. 000-27545, filed
           October 4, 1999.
**       Previously filed.
***      To be filed in an amendment.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kelowna, Province of British Columbia, Canada, on July 17, 2001.



                                              ABOVE AVERAGE INVESTMENTS, LTD.



                                              /s/     Bob Hemmerling
                                                      --------------------------
                                                      Bob Hemmerling, Director


Signature                                 Title                       Date



/s/ Bob Hemmerling                      Director                   July 17, 2001
    ------------------------------
    Bob Hemmerling,

/s/ Devinder Randhawa                   President and Director     July 17, 2001
    ------------------------------
    Devinder Randhawa

                                INDEX TO EXHIBITS

2.1**    Merger Agreement dated March 19, 2001 between Above Average Investments
           Ltd. and Quick-Med Technologies, Inc.
3.1*     Articles of Incorporation
3.2*     Amendment to Articles of Incorporation
3.3*     Bylaws
4.1*     Specimen Informational Statement
4.1.2**  Share Purchase Agreement
5.1**    Opinion  of Foley & Lardner with respect
         to the legality of the shares being registered
10.1**   Quick-Med's MMP License Agreement
10.1.1   Amendment to Merger Agreement
10.2**   Form of Quick-Med Stock Option Plan
23.1.1** Consent of Kish, Leake & Associates, P.C.
23.1.2** Consent of Cordovano & Harvey, P.C.
23.1.3** Consent Daszkal Bolton Manela Devlin & Co.
23.2**   Consent of Evers & Hendrickson LLP (included in Exhibit 5.1)
23.3.1** Consent of Michael R. Granito, Ph.D.
23.3.2** Consent of David S. Lerner
23.3.3** Consent of Paul G. Cerjan, Lt. Gen./Ret.
23.3.4** Consent of George E. Friel, Maj. Gen./Ret.
23.3.5** Consent of Gerald M. Olderman, Ph.D.
23.3.6** Consent of Gregory S. Schultz, Ph.D.
23.3.7** Consent of Michael D. Karsch
99.1**   Escrow Agreement
99.2**   Form of Reconfirmation Letter

*        Incorporated by reference to Form 10-SB, File No. 000-27545, filed
           October 4, 1999.
**       Previously filed.
***      To be filed in an amendment.